UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pacific Premier Bancorp Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69478X105

(CUSIP Number)

November 4, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMG control number.

1. Name of Reporting Persons.

JCSD Capital, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0

6. Shared Voting Power 329,854

7. Sole Dispositive Power 0

8. Shared Dispositive Power 329,854

9. Aggregate Amount Beneficially Owned by Each Reporting Person 329,854

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)______

11. Percent of Class Represented by Amount in Row (9) 1.98%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.

Steven J. Didion

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0

6. Shared Voting Power 329,854

7. Sole Dispositive Power 0

8. Shared Dispositive Power 329,854

9. Aggregate Amount Beneficially Owned by Each Reporting Person 329,854

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)______

11. Percent of Class Represented by Amount in Row (9) 1.98%

12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.

JCSD Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0

6. Shared Voting Power 329,854

7. Sole Dispositive Power 0

8. Shared Dispositive Power 329,854

9. Aggregate Amount of Beneficially Owned by Each Reporting Person 329,854

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)_____

11. Percent of Class Represented by Amount in Row (9) 1.98%

12. Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer

Pacific Premier Bancorp Inc.

(b)	Address of Issuer’s Principal Executive Offices

17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614

Item 2.

(a)	The names of the persons filing this statement are:

JCSD Capital, LLC (“JCSD Capital”)

Steven J. Didion

JCSD Partners, L.P. (“JCSD Partners”)

(collectively, the “Filers”).

(b)	The principal business office of the filers is located at:

1676 N. California Boulevard, #630, Walnut Creek, California 94596

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the “Stock”).

(e)	The CUSIP number of the Issuer is: 69478X105

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with section 240.13d-1(b) (1) (ii) (E).

(f)	☐ An employment benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

JCSD Capital is the investment adviser to JCSD Partners, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. JCSD Capital and Mr. Didion disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of JCSD Partners should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JCSD Capital, LLC	JCSD Partners, L.P.

By: JCSD Capital, LLC, General Partner

By: /s/ Steven J. Didion, Managing Member	By: /s/ Steven J. Didion, Managing Member

/s/ Steven J. Didion	/s/ Steven J. Didion

EXHIBIT A

AGREEMENT REGARDING JOING FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint JCSD Capital, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificate, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February [ ], 2014

JCSD Capital, LLC	JCSD Partners, L.P.

By: JCSD Capital, LLC, General Partner

By: /s/ Steven J. Didion, Managing Member	By: /s/ Steven J. Didion, Managing Member

/s/ Steven J. Didion	/s/ Steven J. Didion